For Immediate Release	Date: March 23, 2010
10-15-TR

Teck Releases Annual Disclosure Documents

Vancouver – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) today announced that it has filed its audited annual financial statements, management’s discussion and analysis, and annual information form in respect of the year ended December 31, 2009.  Teck’s annual information form includes resource information in respect of Teck’s oil sands properties and the reports required under National Instrument 51-101.  These documents are available for viewing at www.sedar.com or www.teck.com.

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, metallurgical coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Further information about Teck can be found at www.teck.com.

For further information, please contact:

Greg Waller
Vice President, Investor Relations & Strategic Analysis
Teck Resources Limited
(604) 699-4014